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                             July 27, 2021

       Stephen Whatley
       Chief Executive Officer
       Southern States Bancshares, Inc.
       615 Quintard Ave.
       Anniston, AL 36201

                                                        Re: Southern States
Bancshares, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on July 15,
2021
                                                            File No. 333-257915

       Dear Mr. Whatley:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed on July 15, 2021

       Exclusive Forum, page 137

   1. We note your disclosure that your exclusive forum provision would not apply to suits brought to enforce any
liability or duty created by the Securities Act or the Exchange Act.
                                                        Please also ensure that
the exclusive forum provision in the governing documents states this clearly, or tell
us how you will inform investors in future filings that the provision does not apply to any
actions arising under the Securities Act or Exchange Act.
 Stephen Whatley
Southern States Bancshares, Inc.
July 27, 2021
Page 2

       You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameStephen Whatley                        Sincerely,
Comapany NameSouthern States Bancshares, Inc.
                                                         Division of
Corporation Finance
July 27, 2021 Page 2                                     Office of Finance
FirstName LastName